Contact

www.linkedin.com/in/stevenhaden (LinkedIn)

Top Skills

Mental Health Advocacy
CEOs
Writing

Languages

English

Certifications

Certified Psychiatric Rehabilitation Practioner

Mental Health First Aid Instructor - Adult

Steven Haden, MSW, MBA

Empowering People to Live their Best Lives

Denver, Colorado, United States

Summary

Mental health and social justice advocate with a focus on the disproportionate burden behavioral health concerns have on marginalized communities especially those that identify as LGBTQ+. Experienced senior research associate with a demonstrated history of working in the mental health care industry. Certified as a LGBTQ + Affirming Therapist and Mental Health First Aid Instructor, and is a member of the National Association of Social Workers. Available to speak on issues related to behavioral health concerns especially from a perspective of lived experience.

Experience

Envision:You

Chief Executive Officer & Co-founder

January 2018 - Present (4 years 9 months)

Denver, Colorado, United States

In 2018, Steven co-founded Envision:You, a non-profit that works to improve behavioral health outcomes by addressing the disparity in care that LGBTQ + individuals encounter every day. As chief executive officer of Envision:You, Steven has led the initiative to implement a multi-media public awareness campaign, behavior health provider training program and no-cost virtual behavioral telehealth services to increase access to LGBTQ+ affirming care. His leadership continues to lay the groundwork for additional programs that support, educate, and empower members of the LGBTQ+ community living with mental health and substance use disorders.

Steven is responsible for the overall operation of Envision:You. Responsibilities include ensuring that the strategic focus on fulfilling the organization's mission and values is achieved. He oversees strategy for program development and execution. He inspires and leads staff by fostering a participatory and mission-driven culture and a positive, productive work environment. Steven sets annual fiscal goals and facilitate fundraising efforts, serves as the primary liaison to the Board of Directors on strategy,

advocacy, financial governance, fundraising, and organizational oversight, and creates and maintains collaborative relationships with government officials. Finally, Steven serves as the public face and primary spokesperson to communicate the organization's work and promote a communications strategy that advocates for the organization.

Envision:You seeks to close gaps in behavioral health outcomes for LGBTQ+ individuals through co-created community programming, advocacy engagement, public awareness campaigns, and evidence-based training.

You:Flourish
Interim Chief Executive Officer & Chief Strategy Officer
October 2021 - Present (1 year)
United States

Individuals identifying as LGBTQ+ experience far greater rates of mental health challenges due to widespread stigma, rejection, and discrimination. These factors deter the community from seeking crucial mental health care, as there is no straightforward way to find trusted providers that can speak to their identities and life experience.

You:Flourish is the only digital wellness app that connects the community to expert-vetted resources and a supportive network of LGBTQ+ peers and allies. Curated by our community with experienced behavioral health professionals, You:Flourish is totally focused on the well-being of our app users providing access to verified therapists, wellness tools and engagement with others on the same positive journey. You:Flourish supports healthier and more fulfilled lives. Our profit motives are dually focused on helping to create increased wellness for people in our community and returns for our investors. At the end of the day, these are the ROI that really matters. They are our core performance metrics. And nothing more. You:Flourish is focused on hope, help and healing that saves and improves lives.

Our new digital application, You:Flourish, connects the community to expert-vetted resources and a supportive network of LGBTQ+ peers and allies. You:Flourish is the first ever digital space for the LGBTQ+ community focused on hope, help, and healing that saves lives. Through the app, all LGBTQ+ people can find the support they need to flourish throughout their wellness journey.

Let's connect to discuss opportunities for partnership. You:Flourish is scheduled to launch March 2023. To learn more go to www.you-flourish.com.

Queer Asterisk
Mental Health Clinician
August 2021 - Present (1 year 2 months)
Denver, Colorado, United States

Steven is a mental health clinician with Queer Asterisk, a non-profit providing comprehensive behavioral health services in communities throughout Colorado's urban corridor. Steven is responsible for providing diagnostic assessments, therapy, and counseling to a diverse caseload. He works with clients—individually and in group sessions—to assist in overcoming dependencies, adjusting to life, to solve and cope with problems in their everyday lives, and to help individuals make changes to improve their well-being. Steven is trained to provide trauma-informed care. He understands and considers the pervasive nature of trauma and promotes environments of healing and recovery rather than practices and services that may inadvertently re-traumatize. Among other therapeutic interventions, Steven provides strengths-based therapy, a type of positive psychotherapy and counseling that focuses more on internal strengths and resourcefulness, and less on weaknesses, failures, and shortcomings.

Insights Foundation
Senior Research Consultant
2012 - Present (10 years)
Newport Beach, CA and Denver, CO

Steven creates therapeutic materials for individuals housed in state correctional facilities on behalf of Insights Foundation. The nonprofit organization conducts a variety of in-prison rehabilitation programs that provide incarcerated individuals and parolees with the tools and life skills necessary to create enduring change and shift ingrained patterns of destructive behavior into conscious, life-enhancing choices.

WellPower
Mental Health Counselor
January 2016 - August 2021 (5 years 8 months)

Previously, Steven worked with the Mental Health Center of Denver on an Assertive Community Treatment (ACT) team providing intensive, integrated community mental health care services to criminal justice involved individuals as well as clients living in secured institutions. As an interdisciplinary team member assisting case workers and other clinical staff, Steven performed a variety of therapeutic tasks that included assisting clients in articulating their goals for recovery, learning, and practicing new skills, helping monitor progress, assisting them in their treatment objectives, modeling effective coping techniques and self-help strategies, and supporting them in advocating for themselves to obtain relevant services.

ProLiteracy Worldwide
Paraprofessional
September 2007 - September 2012 (5 years 1 month)
United States

Steven worked with adult learners on an individual basis and in small groups to reinforce class lessons in the subjects of English, math, science and social studies. Additionally, assisted students with reading and writing to improve students' literacy skills and abilities using structured lesson plans and phonics inventory strategies; performed guided reading and used instructional materials to aid the learning process.

Hill+Knowlton Strategies
Senior Vice President
1998 - April 2007 (9 years)
New York, New York

Steven oversaw a variety of clientele in the professional services, hospitality, and retail sectors; managed multi-disciplinary teams in various offices in the United States and Europe; ensured client needs were met and budgets were consistent with projections; and facilitated cross-marketing of services across practices. Hill+Knowlton Strategies (H+K) help brands and the public communicate by offering senior counsel, insightful research and strategic communications throughout the world. With over 90 offices in 50 countries around the globe, teams collaborate across time zones, languages, and cultures to help clients make solid decisions and craft compelling campaigns in today's measurable world.

The Widmeyer-Baker Group
Vice President
1995 - 1998 (3 years)
Washington, D.C.

Managed a portfolio of business-to-business (BtoB) and business-to-consumer (BtoC) clients in a variety of sectors including information services, professional services, retail, hospitality, and consumer products. Assignments included development of corporate identity and branding platforms; public and media relations; marketing campaigns; employee communication iniatives; and community engagement programs.

Cassidy & Associates
Reserach Associate
April 1992 - 1995 (3 years)
Washington, D.C.

Assisted with the identification of prospective clients as well as the marketing of services to existing clientele as part of the firm's revenue expansion efforts; developed professional presentations, and met with prospective clients in a wide-range of sectors including private, nonprofit, and government--both domestically and internationally.

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Education

Simmons University
Master of Social Work - MSW · (2019 - 2021)

NYU Stern School of Business
Master of Business Administration - MBA, Marketing · (1999 - 2000)

University of Colorado Boulder
Bachelor's degree, Political Science and Communications · (1987 - 1991)